--------------------------------------------------------------------------------
                             ----------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           CASTLE DENTAL CENTERS, INC.
                                (Name of Issuer)
                            ------------------------

                                  COMMON STOCK
                               $.000001 PAR VALUE
                         (Title of Class of Securities)

                                    14844P105
                                 (CUSIP Number)
                            -------------------------

                                  Jay Sepanski
                                 Vice President

                             Heller Financial, Inc.
                             500 West Monroe Street
                             Chicago, Illinois 60661
                                 (312) 441-7000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                            -------------------------



                                  May 15, 2003

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13D/A

CUSIP NO.  14844P105

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Heller Financial, Inc.
      36-1208070
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*
      Not Applicable
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      State of Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 0(1)
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  0(1)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      0(1)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      CO
--------------------------------------------------------------------------------

(1) Heller Financial, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, disclaims beneficial ownership of these securities pursuant to the transfer of direct ownership of these securities to its parent General Electric Capital Corporation on May 15, 2003.

                                      13D/A

CUSIP No. 14844P105

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      General Electric Capital Corporation
      S.S. or I.R.S. Identification No. of Above Person
      13-1500700
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a) [_]
      (b) [X](2)
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*
      OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      State or Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 194,761,601(3)
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  35,602,366(4)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      194,761,601(2)(3)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      96.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      CO
--------------------------------------------------------------------------------


(2) General Electric Capital Corporation disclaims membership in a group with any of the other Reporting Persons named in this Schedule 13D/A. However, General Electric Capital Corporation may be deemed a member of a "group" with Sentinel Capital Partners II, L.P. and certain of its affiliates, Midwest Mezzanine Fund II, L.P. and certain of its affiliates, James M. Usdan, Thomas Fitzpatrick and John M. Slack for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, because of the existence of an agreement amongst General Electric Capital Corporation, Sentinel Capital Partners II, L.P., Midwest Mezzanine Fund II, L.P., James
      M. Usdan, Thomas Fitzpatrick and John M. Slack to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. Please see Items 3, 4, 5 and 6 below for additional explanation.

(3) General Electric Capital Corporation disclaims beneficial ownership of (i) 22,678,609 of such shares, which shares are held in the name of Midwest Mezzanine Fund II, L.P., (ii) 115,418,061 of such shares, which shares are held in the name of Sentinel Capital Partners II, L.P., (iii) 17,363,176 of such shares, which shares are held in the name of James M. Usdan, (iv) 2,400,635 of such shares, which shares are held in the name of Thomas Fitzpatrick and (v) 1,298,754 of such shares, which shares are held in the name of John M. Slack. General Electric Capital Corporation is including the foregoing as shares beneficially owned because of the existence of an agreement amongst General Electric Capital Corporation, Sentinel Capital Partners II, L.P., Midwest Mezzanine Fund II, L.P., James M. Usdan, Thomas Fitzpatrick and John M. Slack to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. Please see Items 3, 4, 5 and 6 below for additional explanation.

(4) These shares are held in the name of General Electric Capital Corporation and General Electric Capital Corporation has sole dispositive power over such shares. Pursuant to the 2003 Stockholders Agreement (as defined herein), in the event that the Issuer's Board of Directors and Sentinel Capital Partners II, L.P. approve a sale of the Issuer, General Electric Capital Corporation and the other stockholders party thereto have agreed to consent to and raise no objections to such sale, and if such sale is structured as a sale of capital stock, General Electric Capital Corporation and the other stockholders party thereto have agreed to sell their shares in such approved sale with Sentinel Capital Partners II, L.P.

                                      13D/A
CUSIP NO. 14844P105

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      General Electric Capital Services, Inc.
      S.S. or I.R.S. Identification No. of Above Person
      06-11095031
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only
--------------------------------------------------------------------------------
 4.   Source of Funds*
      Not Applicable
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      State of Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                Disclaimed (See 11 Below)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  Disclaimed (See 11 Below)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      Beneficial Ownership of all shares is disclaimed by General Electric Capital Services, Inc.
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      Not Applicable (See 11 Above)
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      CO
--------------------------------------------------------------------------------

                                      13D/A

CUSIP No. 14844P105

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      General Electric Company
      S.S. or I.R.S. Identification No. of Above Person
      14-0689340
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only
--------------------------------------------------------------------------------
 4.   Source of Funds*
      Not Applicable
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      State of New York
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                Disclaimed (See 11 Below)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  Disclaimed (See 11 Below)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      Beneficial Ownership of all shares is disclaimed by General Electric
      Company
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      Not Applicable (See 11 Above)
--------------------------------------------------------------------------------
14.   Type of Reporting Person*
      CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     Heller Financial, Inc., a Delaware corporation ("Heller"), hereby amends and supplements its statement on Schedule 13D originally filed on July 29, 2002 (the "Schedule 13D"), with respect to the common stock, par value $0.000001 per share (the "Common Stock"), of Castle Dental Centers, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Castle"). The principal executive offices of Castle are located at 3701 Kirby Drive, Suite 550, Houston, TX 77098. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the
Schedule 13D.

     This Statement is being filed jointly by each of the Reporting Persons identified in Item 2 below. The joint filing agreement of the Reporting Persons is attached at Exhibit 6. General Electric Capital Corporation ("GE Capital") may be deemed to be a member of a "group" with Sentinel Capital Partners II, L.P. and certain of its affiliates ("Sentinel"), Midwest Mezzanine Fund II, L.P., a Delaware limited partnership and certain of its affiliates ("Midwest"), James M. Usdan ("Usdan"), Thomas Fitzpatrick ("Fitzpatrick") and John M. Slack ("Slack") for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended. GE Capital understands that each of Sentinel, Midwest, Usdan, Fitzpatrick and Slack (i) has made or will make an amendment to its separate
Schedule 13D filing with respect to the shares of Common Stock owned beneficially by such person or (ii) has filed or will file a Schedule 13D with respect to the shares of Common Stock owned beneficially by each such person.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended to read as follows:

     (a) This Statement is being filed by the following persons (collectively, the "Reporting Persons"):

          (i) Heller Financial, Inc., a Delaware corporation ("Heller");

          (ii) General Electric Capital Corporation, a Delaware corporation ("GE Capital");

          (iii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and

          (iv) General Electric Company, a New York corporation ("GE").

     The filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b) and (c). Heller is a wholly-owned subsidiary of GE Capital which is a wholly-owned subsidiary of GECS which, in turn, is a wholly-owned subsidiary of GE.

     Heller is a Delaware corporation. Heller engages in various aspects of the commercial finance business. Heller maintains its principal executive offices at 500 West Monroe St., Chicago, IL 60661.

     GE Capital is a Delaware corporation (it was formerly a New York corporation). GE Capital, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities. GE Capital maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

     GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitutes GE's principal financial services businesses.

     GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     For information with respect to the identity and background of each executive officer and director of the Reporting Persons, see Schedules I, II, III, and IV attached hereto.

     The information required herein with respect to the respective executive officers and directors of the Reporting Persons is provided to the best knowledge of the Reporting Persons. If subsequent to the date of this filing additional information is received with respect to such individuals which would cause a material change in the information contained herein, an amendment to this Statement will be filed that will set forth such change in information.

     (d) and (e). During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the executive officers and directors of the Reporting Persons are U.S. citizens, except that (i) Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan, (ii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico and (iii) Andrea Jung, a director of GE, is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended to read as follows:

     On July 19, 2002, (a) Heller, Castle and Midwest, entered into a Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement (the "Exchange Agreement"), pursuant to which Castle (i) issued to Heller 119,520 shares of Series A-1 Convertible Preferred Stock of Castle (the "Series A-1 Preferred Stock") in exchange for all of Heller's right, title and interest in and to the indebtedness outstanding under certain senior subordinated promissory notes, dated January 31, 2000, in the aggregate principal amount of $10,000,000; and (ii) issued to Midwest 59,760 shares of Series A-1 Preferred Stock in exchange for all of Midwest's right, title and interest in and to the indebtedness outstanding under certain senior subordinated promissory notes, dated January 31, 2000, in the aggregate principal amount of $5,000,000 (collectively, the "Exchange"); and (b) Heller, Castle, Midwest and Usdan entered into a Senior Subordinated Note and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which, among other things, Castle issued to each of Heller and Midwest, (i) a senior subordinated convertible promissory note in principal amount of $500,000 (each a "Convertible Note") and (ii) a stock purchase warrant exercisable for 5,286,489 shares of Common Stock (each a "Warrant") in exchange for $500,000 cash payable to Castle by each of Heller and Midwest. The $500,000 cash paid by Heller was provided from Heller's working capital. In addition, in connection with the execution of the Second Amended and Restated Credit Agreement by and among Castle, Heller and certain other senior lenders party thereto, Castle issued to Heller a preferred stock purchase warrant (the "Bank Warrant") exercisable for 10,984 shares of Series A-2 Convertible Preferred Stock of Castle (the "Series A-2 Preferred Stock"). As noted above, all of Heller's directly held securities of Castle were distributed to GE Capital immediately prior to the consummation of the transactions contemplated by the Series B Purchase Agreement (as defined below).


     On May 15, 2003, GE Capital, Sentinel, Midwest, Usdan, Fitzpatrick, Slack and Castle, entered into a Preferred Stock and Subordinated Note Purchase Agreement (the "Series B Purchase Agreement") whereby Castle issued to (a) GE Capital, 5,644 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") in exchange for GE Capital's (i) Convertible Note which, as of May 15, 2003 had a balance of principal and interest in an amount equal to $564,430, and (ii) Warrant; (b) Sentinel, 55,386 shares of Series B Preferred Stock in exchange for $5,538,600 in cash and a Subordinated Promissory Note (a "Note") having a principal amount of $6,461,700 for a purchase price equal to $6,461,700; (c) Midwest, 5,644 shares of Series B Preferred Stock in exchange for Midwest's (i) Convertible Note which, as of May 15, 2003 had a balance of principal and interest in an amount equal to $564,430, and (ii) Warrant; (d) Usdan, (A) 8,022 shares of Series B Preferred Stock in exchange for (i) $12,000 in cash, (ii) Usdan's Convertible Note which, as of May 15, 2003 had a balance of principal and interest in an amount equal to $790,203 and (iii) Usdan's Warrant, and (B) a Note having a principal amount of $14,000, for a purchase price of $14,000; (e) Fitzpatrick, 1,152 shares of Series B Preferred Stock in exchange for $115,200 in cash and a Note having a principal amount of $134,400 for a purchase price equal to $134,400; and (f) Slack, 462 shares of Series B Preferred Stock in exchange for $46,200 in cash and a Note having a principal amount of $53,900 for a purchase price equal to $53,900. The convertible securities acquired pursuant to the terms of the Series B Purchase Agreement are convertible into the following number of shares of Castle's Common Stock: (i) GE Capital, 11,761,447 shares of Common Stock, (ii) Midwest, 11,761,447 shares of Common Stock, (iii) Sentinel, 115,418,061 shares of Common Stock, (vi) Usdan, 16,716,926 shares of Common Stock, (v) Fitzpatrick, 2,400,635 shares of Common Stock and (vi) Slack, 962,754 shares of Common Stock.

     In addition to the foregoing, Castle shall issue to up to 2,880 shares of Series B Preferred Stock for an aggregate purchase price of $288,000 in cash and Notes in the aggregate principal amount of up to $336,000 to various persons and/or entities acceptable to Castle and Sentinel (the "Additional Purchasers"); provided that all of such shares and/or Notes not purchased by September 30, 2003 by the Additional Purchasers shall be purchased by Sentinel. As a condition to the Additional Purchasers' purchase of the securities listed above, such purchasers shall be required to become a party to the 2003 Stockholders Agreement (as defined below) and thus be subject to all of its terms and conditions.

     GE Capital is not now able to identify the sources of funds which would be used if it were to exercise the Bank Warrant, in whole or in part. Although, it is currently anticipated that such funds would be provided from GE Capital's working capital. Upon the conversion and/or exercise of each of the convertible securities held by GE Capital and described herein, Castle will issue to GE Capital 35,602,366 shares of Common Stock.

     The Certificate of Designations, Rights and Preferences of Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of Castle (the "Series A Certificate of Designation") provides that the holders of the Series A-1 Preferred Stock shall have the exclusive right to elect a number of directors equal to a majority of the members of the Board of Directors of Castle (the "Board of Directors"). In connection with the acquisition of the Series A-1 Preferred Stock and the Convertible Notes, Heller, Midwest and Castle entered into an Investors Agreement, dated as of July 19, 2002 (the "Investors Agreement), pursuant to which, among other things, the parties agreed to special voting rights with respect to the designation and election of directors of Castle and its subsidiaries, in accordance with the terms and conditions contained therein.

     Pursuant to the transaction contemplated by the Series B Purchase Agreement, (i) the Series A Certificate of Designation is to be amended (the "Series A Amendment") to eliminate the right of the holders of the Series A-1 Preferred Stock to elect a majority of the board, (ii) the Investors Agreement has been terminated pursuant to a Termination of Investors Agreement dated as of May 15, 2003, (iii) the Stockholders Agreement dated as of July 19, 2002 by and among Midwest, Heller and Usdan (the "2002 Stockholders Agreement") has been terminated pursuant to a Termination of Stockholders Agreement dated as of May 15, 2003; (iv) the Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock of Castle (the "Series B Certificate of Designation") provides that the holders of the Series B Preferred Stock shall have the exclusive right to elect four (4) persons to the Board of Directors, which constitutes a majority of the Board of Directors (the "Series B Director Seats") and (v) Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack entered into a Stockholders Agreement, dated as of May 15, 2003 (the "2003 Stockholders Agreement").

     Pursuant to the 2003 Stockholders Agreement, the parties agreed (A) that they would each vote all voting securities over which such party has control to:
(i) to fill all of the Series B Director Seats with those persons designated by Sentinel; (ii) to elect Castle's Chief Executive Officer (the "CEO") to the Board of Directors; and (iii) to fill the remaining seats of the Board of Directors with those persons designated by a majority of the capital stock held by GE Capital, Midwest and Usdan and (B) in the event that the Board of Directors and Sentinel approve a sale of Castle, each of the other parties thereto have agreed to consent to and raise no objections to such sale.

     Additionally, the filing of the Series A Amendment and the Authorized Share Amendment (defined below) will have the effect, among other things, of giving the Series A-1 Preferred Stock anti-dilution rights and increasing the number of shares of Common Stock to 250,000,000.

     Lastly, in connection with the acquisition of the Series B Preferred Stock, GE Capital, Midwest, Sentinel, Castle, Usdan, Fitzpatrick and Slack entered into a Registration Rights Agreement, dated as of May 15, 2003 (the "Registration Rights Agreement") which provides, among other things, for certain "demand registration" and "piggyback registration" rights with respect to the convertible securities held by the parties to such agreement, all in accordance with the terms and conditions contained therein. Concurrently, Heller, Midwest, and Usdan terminated, as to themselves, a Registration Rights Agreement dated as of July 19, 2002 (the "Prior Registration Rights Agreement"), which had provided, among other things, for certain registration rights with respect to the shares of Common Stock issuable upon conversion or exchange of the convertible securities acquired by them in the transaction that closed July 19, 2002.

     References to, and descriptions of, the Exchange Agreement, the Series A Certificate of Designation, the Purchase Agreement, the Series B Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement and the 2003 Stockholders Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copies of the Exchange Agreement, the Series A Certificate of Designation, the Purchase Agreement, the Series B Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement and the 2003 Stockholders Agreement, respectively, included as Exhibits 1, 2, 3, 9, 10, 11 and 12, respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to read as follows:

          (a)-(c) Not applicable.

          (d) Pursuant to (i) the Series A Certificate of Designation, the holders of the Series A-1 Preferred Stock and Series A-2 Preferred Stock vote together with the holders of the Common Stock on all matters submitted to a vote of the stockholders of Castle, and have the number of votes per share of

Preferred Stock equal to 182.7 shares of Common Stock (subject to adjustment pursuant to the terms provided therein) and (ii) the Series B Certificate of Designation, the holders of the Series B Preferred Stock vote together with the holders of the Common Stock on all matters submitted to a vote of the stockholders of Castle (including election of directors that are not elected pursuant to the class vote described below), and have the number of votes per share of Preferred Stock equal to 2,083.9 shares of Common Stock (subject to adjustment pursuant to the terms provided therein). In addition, (i) the Series B Certificate of Designation provides that the holders of the Series B Preferred Stock shall have the exclusive right to elect four (4) persons to the Board of Directors (which constitutes a majority of the Board of Directors), and (ii) the Series A Certificate of Designation is going to be amended to eliminate the right of holders of the Series A-1 Preferred Stock to elect a majority of the Board of Directors.

     Pursuant to the 2003 Stockholders Agreement, each of GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack agreed to take all actions necessary at any time and from time to time so as to cause the Board of Directors to be established at seven (7) persons (provided that the Board of Directors may be enlarged upon the affirmative written consent of the holders of a majority of the capital stock held by Sentinel). Furthermore, the parties agreed that they would each vote all voting securities over which such party has control to: (i) to fill all of the Series B Director Seats with those persons designated by Sentinel; (ii) to elect the CEO to the Board of Directors; and (iii) to fill the remaining seats of the Board of Directors with those persons designated by a majority of the capital stock held by GE Capital, Midwest and Usdan. Accordingly, Paul G. Kreie resigned as a Director of Castle effective 10 days after the filing of Castle's Information Statement, at which time David S. Lobel, Fitzpatrick, and Paul F. Murphy will be appointed to the Board of Directors.

          (e) The Series B Preferred Stock was created by the filing of the Series B Certificate of Designation. The issuance of Series B Preferred Stock increased the number of shares outstanding on a fully diluted as if converted basis by 159,021,270 shares of Common Stock. Pursuant to the Series B Purchase Agreement, Castle covenants and agrees to file an amendment with the Secretary of State of Delaware to increase the number of authorized shares of Common Stock to 250,000,000 (the "Authorized Share Amendment") within 21 days following the mailing of an Information Statement to the stockholders of Castle.

          (f) Not applicable.

          (g) On May 15, 2003, the Series B Certificate of Designation was filed with the Secretary of the State of Delaware providing that, among other things, the holders of the Series B Preferred Stock have the right to elect four (4) persons to the Board of Directors (which will constitute a majority of the Board of Directors). The filing of the Series A Amendment and the Authorized Share Amendment will have the effect, among other things, of giving the Series A-1 Preferred Stock anti-dilution rights, eliminating the right of the holders of Series A-1 Preferred Stock to control the election of a majority of the directors and increasing the number of shares of Common Stock to 250,000,000. In addition, the 2003 Stockholders Agreement provides that as long as Sentinel and/or its affiliates hold a majority of the shares of Common Stock (on a fully diluted as if converted basis) issued to it on May 15, 2003, (i) Sentinel has the right to name a majority of the directors of Castle and (ii) Sentinel has the right to approve certain material actions by Castle, including, but not limited to, issuances of capital stock, declaration of dividends, a change of control, amendment of Castle's senior credit facilities, including material indebtedness, and acquisitions.

          (h)-(i) Not applicable.

          (j) Other than described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

     References to, and descriptions of, the Exchange Agreement, the Series A Certificate of Designation, the Purchase Agreement, the Series B Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement and the 2003 Stockholders Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copies of the Exchange Agreement, the Series A Certificate of Designation, the Purchase Agreement, the Series B Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement and the 2003 Stockholders Agreement, respectively, included as Exhibits 1, 2, 3, 9, 10, 11 and 12, respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to read as follows:

     (a)-(b) As a result of the consummation of the transactions contemplated by the Series B Purchase Agreement, (i) the Reporting Persons may be deemed to be the beneficial owners of the 35,602,366 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock and the Series B Preferred Stock and exercise of the Bank Warrant (and subsequent conversion of the Series A-2 Preferred Stock issuable upon exercise of the Bank Warrant) currently held by GE Capital (the "GE Shares"), which represent 17.7% of the shares of Common Stock;
(ii) Midwest is the beneficial owner of the 22,678,609 shares of Common Stock issuable upon the conversion of the Series A-1 Preferred Stock and the Series B Preferred Stock held by Midwest (the "Midwest Shares"), which represent 11.3% of the shares of Common Stock; (iii) Sentinel is the beneficial owner of the 115,418,061 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the "Sentinel Shares"), which represent 57.4% of the shares of Common Stock; (iv) Usdan is the beneficial owner of 17,363,176 shares of Common Stock issuable upon the conversion of the Series A-1 Preferred Stock and Series B Preferred Stock held by Usdan, the exercise of currently vested options for 556,250 shares of Common Stock and 90,000 shares of Common Stock held by Usdan (the "Usdan Shares"), which represent 8.6% of the shares of Common Stock; (v) Fitzpatrick is the beneficial owner of 2,400,635 shares of Common Stock issuable upon the exercise of Series B Preferred Stock held by Fitzpatrick (the "Fitzpatrick Shares"), which represent 1.2% of the shares of Common Stock; and
(vi) Slack is the beneficial owner of 1,298,754 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock held by Slack, the exercise of currently exercisable vested options for 321,500 shares of Common Stock held by Slack, and 14,500 shares of Common Stock held by Slack (the "Slack Shares"), which represent 0.6% of the shares of Common Stock. Collectively, the 194,761,601 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons, Midwest, Sentinel, Usdan, Fitzpatrick and Slack represent 96.9% of the shares of Common Stock. All of the above ownership percentages are based on the 6,312,706 shares of Common Stock issued and outstanding as of May 15, 2003 (other than the shares of Common Stock included in the Usdan Shares and the Slack Shares), the Midwest Shares, the GE Shares, the Sentinel Shares, the Usdan Shares, the Fitzpatrick Shares and the Slack Shares. Based upon the terms of the 2003 Stockholders Agreement, GE Capital may be deemed to have shared power to vote the shares of Common Stock beneficially owned by Midwest, Sentinel, Usdan, Fitzpatrick and Slack with respect to those matters described in Item 4 above. However, GE Capital (i) is not entitled to any other rights with respect to any securities issued by Castle and held by Midwest, Sentinel, Usdan, Fitzpatrick and Slack, including any right to dispose of or direct the disposition of any such shares, and (ii) disclaims any beneficial ownership of the securities issued by Castle and held in the name of Midwest, Sentinel, Usdan, Fitzpatrick and Slack.

     (c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

     (d) To the knowledge of the Reporting Persons, no person other than the holders thereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Castle that are the subject of the Purchase Agreement or the Series B Purchase Agreement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to read as follows:

     Pursuant to the terms of 2003 Stockholders Agreement, GE Capital, Midwest, Usdan, Fitzpatrick and Slack agreed to permit each other to participate (on a pro rata basis) in sales of their respective shares of Castle capital stock, subject to certain specific enumerated exceptions to the right to "tag along" in such dispositions. Furthermore, the 2003 Stockholders Agreement provides that
(A) in the event that the Board of Directors and Sentinel approve a sale of Castle, GE Capital and the other stockholders party thereto have agreed to consent to and raise no objections to such sale, and if such sale is structured as a sale of capital stock, GE Capital and the other stockholders party thereto have agreed to sell their shares in such approved sale with Sentinel and all other holders being entitled to receive proceeds of such sale as if Castle had sold all of its assets and liquidated and distributed the remainder of its assets to its capital stockholders and (B) in the event Castle proposes to sell and issue any new securities, GE Capital and the other stockholders party thereto shall have a right of first refusal to purchase any such new securities which Castle may, from time to time, propose to sell and issue.

     Lastly, pursuant to the 2003 Stockholders Agreement, each of GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack agreed to take all actions necessary at any time and from time to time including, but not limited to, the voting of their shares of stock of Castle, the execution of written consents, and the attending of meetings in person or by proxy so as to elect to Castle's Board of Directors (i) those persons designated by Sentinel to fill the Series B Director Seats; (ii) the CEO; and (iii) the remaining directors with those persons designated by a majority of the capital stock held by GE Capital, Midwest and Usdan. Accordingly, Paul G. Kreie has resigned as a Director of Castle effective 10 days after the filing of the Castle's Information Statement, at which time David S. Lobel, Fitzpatrick, and Paul F. Murphy will be appointed to the Board of Directors. A copy of the 2003 Stockholders Agreement is filed as
Exhibit 12 to this Statement and is incorporated by reference herein.

     Except as set forth or incorporated by reference in this the Statement, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understandings or relationship (legal or otherwise) with any person named in Item 2 and between such persons and any person with respect to any securities of Castle, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following schedules and exhibits:

     Schedule I.   Directors and Executive Officers of Heller.

     Schedule II.  Directors and Executive Officers of GE Capital.

     Schedule III. Directors and Executive Officers of GECS.

     Schedule IV.  Directors and Executive Officers of GE.

     Exhibit 6. Joint Filing Agreement by and among GE, GECS, GE Capital and Heller dated as of the date hereof.

     Exhibit 7. Power of Attorney executed by General Electric Capital Services, Inc.

     Exhibit 8.    Power of Attorney executed by General Electric Company.

     Exhibit 9. Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.

     Exhibit 10. Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock.

     Exhibit 11. Registration Rights Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.

     Exhibit 12. Stockholders Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2003

                                  HELLER FINANCIAL, INC., a Delaware corporation

                                  By: /s/ Frederick E. Wolfert
                                     ---------------------------------
                                     Name:  Frederick E. Wolfert
                                     Title: President


                                  GENERAL ELECTRIC CAPITAL CORPORATION, a
                                  Delaware corporation

                                  By: /s/ Frederick E. Wolfert
                                     ---------------------------------
                                     Name:  Frederick E. Wolfert
                                     Title: Vice President


                                  GENERAL ELECTRIC CAPITAL SERVICES, INC., a
                                  Delaware corporation

                                  By: /s/ Barbara Lane
                                     ---------------------------------
                                     Name:  Barbara Lane
                                     Title: Attorney-In-Fact

                                  GENERAL ELECTRIC COMPANY, a New York
                                  corporation

                                  By: /s/ Barbara Lane
                                     --------------------------------
                                     Name:  Barbara Lane
                                     Title: Attorney-In-Fact

                                  EXHIBIT INDEX


     EXHIBIT NO.                  DESCRIPTION
     ----------                   -----------

          1 Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement, dated as of July 19, 2002, by and among Castle, Heller and Midwest.

          2 Certificate of Designations, Rights and Preferences of the Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock.

          3 Senior Subordinated Note and Warrant Purchase Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and Usdan.

          4 Investors Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and, solely for purposes of Section 5(a) thereof, Usdan.

          5 Stockholders Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and certain other stockholders and warrant holders party thereto.

          6 Joint Filing Agreement by and among GE, GECS, GE Capital and Heller dated as of the date hereof.*

          7    Power of Attorney executed by General Electric Capital Services,
               Inc.*

          8    Power of Attorney executed by General Electric Company.*

          9 Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.*

          10 Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock.*

          11 Registration Rights Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.*

          12 Stockholders Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.*

          *Filed herewith; all others previously filed.

-------------------------------------------------------------------------------------------------------
                                       SCHEDULE I TO SCHEDULE 13D

                                          HELLER FINANCIAL, INC.
                                    DIRECTORS AND EXECUTIVE OFFICERS

-------------------------------------------------------------------------------------------------------
              Name                      Present Business Address          Present Principal Occupation
-------------------------------------------------------------------------------------------------------
                                                DIRECTORS
-------------------------------------------------------------------------------------------------------
John T. Greene                     GE Capital Commercial Finance, Inc.    Manager FP & A, GE, GE
Director                           201 High Ridge Road                    Capital Commercial Finance,
                                   Stamford, CT 06905                     Inc.
-------------------------------------------------------------------------------------------------------
Brian T. McAnaney                  GE Capital Corporation                 Vice President and Associate
Director                           260 Long Ridge Road                    General Counsel, GE Capital
                                   Stamford, CT 06927                     Corporation
-------------------------------------------------------------------------------------------------------
Clifford M. Warren                 GE Capital Commercial Finance, Inc.    Tax Director, GE Capital
Director                           201 High Ridge Road                    Commercial Finance, Inc.
                                   Stamford, CT 06905
-------------------------------------------------------------------------------------------------------
                                            EXECUTIVE OFFICERS
-------------------------------------------------------------------------------------------------------
Scott T. Parker                    GE Capital Commercial Finance, Inc.    Business Leader Finance, GE
Chief Executive Officer & Chief    201 High Ridge Road                    Capital Commercial Finance,
Financial Officer                  Stamford, CT 06905                     Inc.
-------------------------------------------------------------------------------------------------------
Brian T. McAnaney                  GE Capital Corporation                 Vice President and Associate
Vice President & Secretary         260 Long Ridge Road                    General Counsel, GE Capital
                                   Stamford, CT 06927                     Corporation
-------------------------------------------------------------------------------------------------------
Frederick E. Wolfert               GE Healthcare Financial Services       President and Chief Executive
President                          500 West Monroe                        Officer, GE Healthcare
                                   14th Floor                             Financial Services, Inc.
                                   Chicago, IL 60661
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

                                  SCHEDULE II TO SCHEDULE 13D

                             GENERAL ELECTRIC CAPITAL CORPORATION
                               DIRECTORS AND EXECUTIVE OFFICERS

--------------------------------------------------------------------------------------------------------
             Name                  Present Business Address                Present Principal Occupation
--------------------------------------------------------------------------------------------------------
                                          DIRECTORS
--------------------------------------------------------------------------------------------------------
David L. Calhoun                   GE Aircraft Engines                    Chief Executive Officer, GE
Director                           1 Neumann Way                          Aircraft Engines
                                   Cincinnati, OH 45215
--------------------------------------------------------------------------------------------------------
James A. Colica                    GE Capital                             Senior Vice President, Global
Director                           260 Long Ridge Road                    Risk Management
                                   Stamford, CT 06927
--------------------------------------------------------------------------------------------------------
Dennis D. Dammerman                GE                                     Vice Chairman and Executive
Director and Chairman of the       3135 Easton Turnpike                   Officer, GE
Board                              Fairfield, CT 06828
--------------------------------------------------------------------------------------------------------
Michael D. Fraizer                 GE Financial Assurance                 President, GE Insurance
Director                           Taylor Building
                                   6604 West Broad Street
                                   Richmond, VA 23230
--------------------------------------------------------------------------------------------------------
Arthur H. Harper                   GE Capital                             President, GE Equipment
Director                           260 Long Ridge Road                    Management, GE Capital
                                   Stamford, CT 06927
--------------------------------------------------------------------------------------------------------
Benjamin W. Heineman, Jr.          GE                                     Senior Vice President, General
Director                           3135 Easton Turnpike                   Counsel and Secretary, GE
                                   Fairfield, CT 06828
--------------------------------------------------------------------------------------------------------
Jeffery R. Immelt                  GE                                     Chairman and Chief Executive
Director                           3135 Easton Turnpike                   Officer, GE
                                   Fairfield, CT 06828
--------------------------------------------------------------------------------------------------------
Robert Jeffe                       GE                                     Senior Vice President,
Director                           3135 Easton Turnpike                   Corporate Business
                                   Fairfield, CT 06828                    Development, GE
--------------------------------------------------------------------------------------------------------
John H. Myers                      GE Investment Corporation              Chairman and President, GE
Director                           3003 Summer Street                     Investment Corporation
                                   Stamford, CT 06905
--------------------------------------------------------------------------------------------------------
Michael A. Neal                    GE Capital                             President, GE Commercial
Director                           260 Long Ridge Road                    Finance
                                   Stamford, CT 06927
--------------------------------------------------------------------------------------------------------
David R. Nissen                    GE Capital                             President, Consumer Finance
Director                           1600 Summer Street
                                   Stamford, CT 06927
--------------------------------------------------------------------------------------------------------
James A. Parke                     GE Capital                             Vice Chairman and Chief
Director                           260 Long Ridge Road                    Financial Officer, GE Capital
                                   Stamford, CT 06927
--------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Ronald R. Pressman                 Employers Reinsurance                  Chairman, President and
Director                           Corporation                            Chief Executive Officer,
                                   5200 Metcalf                           Employers Reinsurance
                                   Overland Park, KS 66204                Corporation
-------------------------------------------------------------------------------------------------------
John M. Samuels                    GE                                     Vice President and Senior
Director                           3135 Easton Turnpike                   Counsel, Corporate Taxes, GE
                                   Fairfield, CT 06828
-------------------------------------------------------------------------------------------------------
Keith S. Sherin                    GE                                     Senior Vice President,
Director                           3135 Easton Turnpike                   Finance and Chief Financial
                                   Fairfield, CT 06828                    Officer, GE
-------------------------------------------------------------------------------------------------------
Robert C. Wright                   National Broadcasting                  Chairman and Chief
Director                           Company, Inc.                          Executive Officer, NBC
                                   30 Rockefeller Plaza
                                   New York, New York 10112
-------------------------------------------------------------------------------------------------------

                                              OFFICERS
-------------------------------------------------------------------------------------------------------
James A. Colica                    GE Capital                             Senior Vice President, Global
Senior Vice President              260 Long Ridge Road                    Risk Management, GE Capital
                                   Stamford, CT 06927
-------------------------------------------------------------------------------------------------------
Richard D'Avino                    GE Capital                             Senior Vice President, Taxes,
Senior Vice President, Taxes       777 Long Ridge Road                    GE Capital
                                   Stamford, CT 06927
-------------------------------------------------------------------------------------------------------
Michael A. Neal                    GE Capital                             President, GE Commercial
President                          260 Long Ridge Road                    Finance
                                   Stamford, CT 06927
-------------------------------------------------------------------------------------------------------
James A. Parke                     GE Capital                             Vice Chairman and Chief
Vice Chairman and CFO              260 Long Ridge Road                    Financial Officer, GE Capital
                                   Stamford, CT 06927
-------------------------------------------------------------------------------------------------------
Kathryn A. Cassidy                 GE Capital                             Senior Vice President,
Senior Vice President              201 High Ridge Road                    Corporate Treasury and
                                   Stamford, CT 06927                     Global Funding Operation,
                                                                          GE Capital
-------------------------------------------------------------------------------------------------------
Arthur H. Harper                   GE Capital                             President, GE Equipment
President                          260 Long Ridge Road                    Management, GE Capital
                                   Stamford, CT 06927
-------------------------------------------------------------------------------------------------------
David R. Nissen                    GE Capital                             President, Consumer Finance
President                          1600 Summer Street
                                   Stamford, CT 06927
-------------------------------------------------------------------------------------------------------
Robert L. Lewis                    GE Capital                             Senior Vice President, GE
Senior Vice President              120 Long Ridge Road                    Capital Corporation
                                   Stamford, CT 06927
-------------------------------------------------------------------------------------------------------
Ronald R. Pressman                 Employers Reinsurance                  Chairman, President and
Executive Vice President           Corporation                            Chief Executive Officer,
                                   5200 Metcalf                           Employers Reinsurance
                                   Overland Park, KS 66201                Corporation
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Michael D. Fraizer                 GE Financial Assurance                 President, GE Insurance
President                          Taylor Building
                                   6604 West Broad Street
                                   Richmond, VA 23230
-------------------------------------------------------------------------------------------------------
Philip D. Ameen                    GE                                     Senior Vice President and
Senior Vice President and          3135 Easton Turnpike                   Controller, GE
Controller                         Fairfield, CT 06828
-------------------------------------------------------------------------------------------------------
Brian T. McAnaney                  GE Capital                             Vice President, General
Vice President, General            260 Long Ridge Road                    Counsel and Secretary, GE
Counsel and Secretary              Stamford, CT 06927                     Capital
-------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                          SCHEDULE III TO SCHEDULE 13D

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

----------------------------------------------------------------------------------------------------------------
           Name                    Present Business Address                    Present Principal Occupation
----------------------------------------------------------------------------------------------------------------
                                           DIRECTORS
----------------------------------------------------------------------------------------------------------------
David L. Calhoun                   GE Aircraft Engines                    Chief Executive Officer, GE Aircraft
Director                           1 Neumann Way                          Engines
                                   Cincinnati, OH 45215
----------------------------------------------------------------------------------------------------------------
James A. Colica                    GE Capital                             Senior Vice President, Global Risk
Director                           260 Long Ridge Road                    Management
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
Dennis D. Dammerman                GE                                     Vice Chairman and Executive Officer,
Director                           3135 Easton Turnpike                   GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
Michael D. Fraizer                 GE Financial Assurance                 President, GE Insurance
Director                           Taylor Building
                                   6604 West Broad Street
                                   Richmond, VA 23230
----------------------------------------------------------------------------------------------------------------
Arthur H. Harper                   GE Capital Corporation                 President, GE Equipment Management,
Director                           260 Long Ridge Road                    GE Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
Benjamin W. Heineman, Jr.          GE                                     Senior Vice President, General
Director                           3135 Easton Turnpike                   Counsel and Secretary, GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
Jeffery R. Immelt                  GE                                     Chairman and Chief Executive
Director                           3135 Easton Turnpike                   Officer, GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
Robert Jeffe                       GE                                     Senior Vice President, Corporate
Director                           3135 Easton Turnpike                   Business Development, GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
John H. Myers                      GE Investment Corporation              Chairman and President, GE
Director                           3003 Summer Street                     Investment Corporation
                                   Stamford, CT 06905
----------------------------------------------------------------------------------------------------------------
Michael A. Neal                    GE Capital                             President, GE Commercial Finance
Director                           260 Long Ridge Road
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
David R. Nissen                    GE Capital                             President, Consumer Finance
Director                           1600 Summer Street
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
James A. Parke                     GE Capital                             Vice Chairman and Chief Financial
Director                           260 Long Ridge Road                    Officer, GE Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Ronald R. Pressman                 Employers Reinsurance Corporation      Chairman, President and Chief
Director                           5200 Metcalf                           Executive Officer, Employers
                                   Overland Park, KS 66204                Reinsurance Corporation
----------------------------------------------------------------------------------------------------------------
John M. Samuels                    GE                                     Vice President and Senior Counsel,
Director                           3135 Easton Turnpike                   Corporate Taxes, GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
Keith S. Sherin                    GE                                     Senior Vice President, Finance and
Director                           3135 Easton Turnpike                   Chief Financial Officer, GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
Robert C. Wright                   National Broadcasting Company, Inc.    Chairman and Chief Executive
Director                           30 Rockefeller Plaza                   Officer, NBC
                                   New York, New York 10112
----------------------------------------------------------------------------------------------------------------

                                                       OFFICERS
----------------------------------------------------------------------------------------------------------------
James A. Colica                    GE Capital                             Senior Vice President, Global Risk
Senior Vice President              260 Long Ridge Road                    Management, GE Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
Dennis D. Dammerman                GE                                     Vice Chairman and Executive Officer,
Chairman of the Board              3135 Easton Turnpike                   GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
Richard D'Avino                    GE Capital                             Senior Vice President, Taxes, GE
Senior Vice President, Taxes       777 Long Ridge Road                    Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
Michael D. Fraizer                 GE Financial Assurance                 President, GE Insurance
President                          Taylor Building
                                   6604 West Broad Street
                                   Richmond, VA 23230
----------------------------------------------------------------------------------------------------------------
Michael A. Neal                    GE Capital                             President, GE Commercial Finance
President                          260 Long Ridge Road
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
James A. Parke                     GE Capital                             Vice Chairman and Chief Financial
Vice Chairman and CFO              260 Long Ridge Road                    Officer, GE Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
Ronald R. Pressman                 Employers Reinsurance Corporation      Chairman, President and Chief
Executive Vice President           5200 Metcalf                           Executive Officer, Employers
                                   Overland Park, KS 66201                Reinsurance Corporation
----------------------------------------------------------------------------------------------------------------
Kathryn A. Cassidy                 GE Capital                             Senior Vice President, Corporate
Senior Vice President              201 High Ridge Road                    Treasury and Global Funding
                                   Stamford, CT 06927                     Operation, GE Capital
----------------------------------------------------------------------------------------------------------------
Philip D. Ameen                    GE                                     Senior Vice President and
Senior Vice President and          3135 Easton Turnpike                   Controller, GE
Controller                         Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Arthur H. Harper                   GE Capital                             President, GE Equipment Management,
President                          260 Long Ridge Road                    GE Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
David R. Nissen                    GE Capital                             President, Consumer Finance
President                          1600 Summer Street
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
Brian T. McAnaney                  GE Capital                             Vice President, General Counsel and
Vice President, General            260 Long Ridge Road                    Secretary, GE Capital
Counsel and Secretary              Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
Steven F. Kluger                   GE Capital                             Senior Vice President Capital
Senior Vice President              3001 Summer Street                     Markets, GE Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           SCHEDULE IV TO SCHEDULE 13D

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS

-----------------------------------------------------------------------------------------------------------------------

      Name                               Present Business Address                  Present Principal Occupation
-----------------------------------------------------------------------------------------------------------------------

                                    DIRECTORS
                                    ---------
-----------------------------------------------------------------------------------------------------------------------
J.I.Cash, Jr.                            Harvard Business School                   Professor of Business
                                         Morgan Hall                               Administration - Graduate
                                         Soldiers Field                            School of Business
                                         Boston, MA 02163                          Administration Harvard
                                                                                   University
-----------------------------------------------------------------------------------------------------------------------
D. D. Dammerman                          GE                                        Vice Chairman of the Board
                                         3135 Easton Turnpike                      and Executive Officer, GE;
                                         Fairfield, CT 06828                       Chairman, GECS
-----------------------------------------------------------------------------------------------------------------------
A.M. Fudge                               GE                                        Former Executive Vice
                                         3135 Easton Turnpike                      President,
                                         Fairfield, CT 06828                       Kraft Foods, Inc.
-----------------------------------------------------------------------------------------------------------------------
C.X.  Gonzalez                           Kimberly-Clark de Mexico,                 Chairman of the Board and
                                         S.A. de C.V.                              Chief Executive Officer,
                                         Jose Louis Lagrange 103,                  Kimberly-Clark de Mexico
                                         Tercero Piso                              S.A. de C.V.
                                         Colonia Los Morales
                                         Mexico, D.F. 11510, Mexico
-----------------------------------------------------------------------------------------------------------------------
J.R. Immelt                              GE                                       Chairman of the Board and
                                         3135 Easton Turnpike                     Chief Executive Officer, GE
                                         Fairfield, CT  06828
-----------------------------------------------------------------------------------------------------------------------
A. Jung                                  Avon Products, Inc.                      Chairman and Chief
                                         1345 Avenue of the Americas              Executive Officer, Avon
                                         New York, NY 10105                       Products, Inc.
-----------------------------------------------------------------------------------------------------------------------
A.G. Lafley                              The Proctor & Gamble                     Chairman of the Board,
                                         Company                                  President and Chief
                                         1 Proctor & Gamble Plaza                 Executive, The Proctor &
                                         Cincinnati, OH 45202-3315                Gamble Company
-----------------------------------------------------------------------------------------------------------------------
K.G. Langone                             Invemed Associates, Inc                  Chairman, President and
                                         375 Park Avenue                          Chief Executive Officer,
                                         New York, NY 10152                       Invemed Associates, Inc.
-----------------------------------------------------------------------------------------------------------------------
R.S. Larsen                              Johnson & Johnson                        Former Chairman and Chief
                                         100 Albany Street                        Executive Officer
                                         Suite 200
                                         New Brunswick, NJ 08901
-----------------------------------------------------------------------------------------------------------------------
R.B. Lazarus                             Ogilvy & Mather Worldwide                Chairman and Chief
                                         309 West 49th Street                     Executive Officer,
                                         New York, NY  10019-7316                 Ogilvy & Mather Worldwide
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
S. Nunn                                  King & Spalding                           Partner, King & Spalding
                                         191 Peachtree Street, N.E.
                                         Atlanta, GA 30303
-----------------------------------------------------------------------------------------------------------------------
R.S. Penske                              Penske Corporation                        Chairman of the Board and
                                         2555 Telegraph Road                       President, Penske Corporation
                                         Bloomfield Hills, MI 48302-0954
-----------------------------------------------------------------------------------------------------------------------
G.L. Rogers                              GE                                        Vice Chairman of the Board
                                         3135 Easton Turnpike                      and Executive Officer, GE
                                         Fairfield, CT  06828
-----------------------------------------------------------------------------------------------------------------------
A.C. Sigler                              Champion International                    Retired Chairman of the
                                         Corporation                               Board, Chief Executive
                                         1 Champion Plaza                          Officer and Former Director,
                                         Stamford, CT 06921                        Champion International
                                                                                   Corporation
---------------------------------------------------------------------------------------------------------------------
R.J. Swieringa                           S.C. Johnson Graduate School              Anne and Elmer Lindseth
                                         Cornell University                        Dean and Professor of
                                         207 Sage Hall                             Accounting
                                         Ithaca, NY 17853-6201
-----------------------------------------------------------------------------------------------------------------------
D.A. Warner, III                         J.P. Morgan Chase & Co.,                  Former Chairman of the
                                         Inc., The Chase Manhattan                 Board, J.P. Morgan Chase &
                                         Bank and Morgan Guaranty                  Co. Inc., The Chase
                                         Trust Company of New York                 Manhattan Bank and Morgan
                                         345 Park Avenue                           Guaranty Trust Company
                                         New York, NY 10154
-----------------------------------------------------------------------------------------------------------------------
R.C. Wright                              National Broadcasting                     Vice Chairman of the Board
                                         Company, Inc.                             and Executive Officer, GE;
                                         30 Rockefeller Plaza                      Chairman and Chief
                                         New York, NY 10112                        Executive Officer, National
                                                                                   Broadcasting Company, Inc.
-----------------------------------------------------------------------------------------------------------------------

                                                EXECUTIVE OFFICERS
----------------------------------------------------------------------------------------------------------------------
J.R. Immelt                              GE                                        Chairman of the Board and
                                         3135 Easton Turnpike                      Chief Executive Officer, GE
                                         Fairfield, CT 06828

-----------------------------------------------------------------------------------------------------------------------
P.D. Ameen                               GE                                        Vice President and
                                         3135 Easton Turnpike                      Comptroller, GE
                                         Fairfield, CT 06828
-----------------------------------------------------------------------------------------------------------------------
C.T. Begley                              GE                                        Vice President, GE
                                         2901 East Lake Road                       Transportation Systems
                                         Erie, PA 16531

-----------------------------------------------------------------------------------------------------------------------
D.L. Calhoun                             GE                                        Senior Vice President, GE
                                         1 Neumann Way                            Aircraft Engines
                                         Cincinnati, OH  45215
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
J.P. Campbell                            GE                                     Senior Vice President, GE
                                         Appliance Park                         Consumer Products
                                         Louisville, KY  40225
----------------------------------------------------------------------------------------------------------------------
W.H. Cary                                GE                                     Vice President, Financial
                                         3135 Easton Turnpike                   Planning & Analysis, GE
                                         Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------------
K.A. Cassidy                             GE                                     Vice President and GE
                                         201 High Ridge Road                    Treasurer
                                         Stamford, CT 06905
----------------------------------------------------------------------------------------------------------------------
W.J. Conaty                              GE                                     Senior Vice President
                                         3135 Easton Turnpike                   Human Resources, GE
                                         Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------------
D.D. Dammerman                           GE                                     Vice Chairman of the Board
                                         3135 Easton Turnpike                   and Executive Officer, GE;
                                         Fairfield, CT 06828                    Chairman, GECS
----------------------------------------------------------------------------------------------------------------------
S.C. Donnelly                            GE                                     Senior Vice President
                                         One Research Circle                    Corporate Research and
                                         Niskayuna, NY  12309                   Development
----------------------------------------------------------------------------------------------------------------------
M.D. Fraizer                             GE                                     Senior Vice President, GE
                                         Taylor Building                        Insurance
                                         6604 West Broad Street
                                         Richmond, VA 23230
----------------------------------------------------------------------------------------------------------------------
Y. Fujimori                              GE                                     Senior Vice President, GE
                                         21 Mita 1-chome                        Asia
                                         Meguro-ku 3d Floor Alto
                                         Tokyo, Japan 153-0062
----------------------------------------------------------------------------------------------------------------------
A.H. Harper                              GE                                     Senior Vice President GE
                                         260 Long Ridge Road                    Equipment Management
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------
B.W. Heineman, Jr.                       GE                                     Senior Vice President,
                                         3135 Easton Turnpike                   General Counsel and
                                         Fairfield, CT 06828                    Secretary, GE
----------------------------------------------------------------------------------------------------------------------
J.M. Hogan                               GE                                     Senior Vice President, GE
                                         P.O. Box 414                           Medical Systems
                                         Milwaukee, WI  53201
----------------------------------------------------------------------------------------------------------------------
R.A. Jeffe                               GE                                     Senior Vice President
                                         3135 Easton Turnpike                   Business Development, GE
                                         Fairfield, CT  06828
----------------------------------------------------------------------------------------------------------------------
J. Krenicki, Jr.                         GE                                     Senior Vice President,  GE
                                         1 Plastics Avenue                      Plastics
                                         Pittsfield, MA 01201
----------------------------------------------------------------------------------------------------------------------
M.A. Neal                                GE                                     Senior Vice President, GE
                                         260 Long Ridge Road                    Commercial Finance
                                         Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
D.R. Nissen                        GE                                     Senior Vice President,
                                   201 High Ridge Road                    Consumer Finance
                                   Stamford, CT 06905
----------------------------------------------------------------------------------------------------------------
J.A. Parke                         GE                                     Senior Vice President, GE;
                                   260 Long Ridge Road                    Vice Chairman, GE Capital
                                   Stamford, CT 06927
----------------------------------------------------------------------------------------------------------------
R.R.Pressman                       GE                                     Senior Vice President,
                                   5200 Metcalf                           Employers Reinsurance
                                   Overland Park, KS 66202                Corporation
----------------------------------------------------------------------------------------------------------------
G.M. Reiner                        GE                                     Senior Vice President and
                                   3135 Easton Turnpike                   Chief Information Officer, GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
J.G. Rice                          GE                                     Senior Vice President, GE
                                   4200 Wildwood Parkway                  Power Systems
                                   Atlanta, GA 30339
----------------------------------------------------------------------------------------------------------------
G.L. Rogers                        GE                                     Vice Chairman of the Board
                                   3135 Easton Turnpike                   and Executive Officer, GE
                                   Fairfield, CT 06828
----------------------------------------------------------------------------------------------------------------
K.S. Sherin                        GE                                     Senior Vice President,
                                   3135 Easton Turnpike                   Finance and Chief Financial
                                   Fairfield, CT  06828                   Officer, GE
----------------------------------------------------------------------------------------------------------------
L.G. Trotter                       GE                                     Senior Vice President, GE
                                   41 Woodward Avenue                     Industrial Systems
                                   Plainville, CT 06062
----------------------------------------------------------------------------------------------------------------
R.F. Wacker                        GE                                     Vice President Corporate
                                   3135 Easton Turnpike                   Investor Relations, GE
                                   Fairfield, CT  06828
----------------------------------------------------------------------------------------------------------------
W.A. Woodburn                      GE                                     Senior Vice President, GE
                                   187 Danbury Road                       Specialty Materials
                                   Wilton, CT  06897
----------------------------------------------------------------------------------------------------------------
R.C. Wright                        National Broadcasting                  Vice Chairman of the Board
                                   Company, Inc.                          and  Executive Officer,
                                   30 Rockefeller Plaza                   General Electric Company;
                                   New York, NY 10112                     Chairman and Chief
                                                                          Executive Officer, National
                                                                          Broadcasting Company, Inc.
----------------------------------------------------------------------------------------------------------------